SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 April 2004

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _____X_____	Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________	No _____X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-__________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 30 April 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement Financial statement for first quarter 2004

30 April 2004

Novo Nordisk increased operating profit by 9% in the first quarter of 2004

Reported operating profit for 2004 is now expected to grow by around 5%
•	Sales increased by 14% measured in local currencies in the first quarter of 2004. Measured in Danish kroner sales increased by 8%.
•	Sales of diabetes care products increased by 12% measured in local currencies, and sales of insulin analogues alone increased by 94%.
•	NovoSeven® sales increased by 20% measured in local currencies.
•	Operating profit increased by 9% to DKK 1,516 million, whereas net profit of DKK 1,074 million was in line with net profit in the first quarter of 2003. Earnings per share (diluted) increased by 2% to DKK 3.16.
•	Lars Rebien Sørensen, president & CEO, said, “The performance during the first quarter confirms our positive expectations for 2004. The sales growth continues to be driven by insulin analogues and NovoSeven®.”
•	A new share repurchase programme of DKK 5 billion has been approved by the Board of Directors of which shares worth approximately DKK 2 billion are expected to be repurchased in 2004.
•	Reported operating profit for 2004 is now expected to grow by around 5% compared to 2003, reflecting a more favourable, though still challenging, currency environment than was the case in February 2004, when an unchanged level of operating profit was expected. Measured in local currencies Novo Nordisk reaffirms previous expectations of 15% underlying growth in operating profit.

Stock Exchange Announcement No 27 / 2004				Page 1 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Sales growth analysis

	Sales Q1 2004 DKK mn	Growth as reported	Growth in local currencies	Share of growth in local currencies
Diabetes care
Insulin analogues	893	83%	94%	53%
Human insulin and insulin-related sales	3,232	(5%)	(1%)	(6%)
Oral antidiabetic products	419	15%	26%	11%
Diabetes care — total	4,544	7%	12%	58%

Biopharmaceuticals
NovoSeven®	1,027	11%	20%	21%
Growth hormone therapy	554	10%	15%	8%
Other products	442	22%	30%	13%
Biopharmaceuticals — total	2,023	13%	21%	42%

Total sales	6,567	8%	14%	100%

Stock Exchange Announcement No 27 / 2004				Page 2 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Financial statement first quarter 2004

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The accounting policies used in this unaudited interim financial report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section ‘Adoption of IFRS in 2004’ in the Annual Financial Report 2003, which describes the changes from the historically applied Danish GAAP to IFRS. Free cash flow is defined as cash flow from operating activities plus cash flow from investing activities less net change in marketable securities (>3 months). (Amounts below in DKK million except average number of shares outstanding, earnings per share and full-time employees)

Income statement	Q1 2004	Q1 2003	% change Q1 2003 to Q1 2004

Sales	6,567	6,056	8

Gross profit	4,716	4,390	7
Gross margin	71.8%	72.5%

Sales and distribution costs	1,926	1,772	9
Percent of sales	29.3%	29.3%

Research and development costs	1,035	937	10
Percent of sales	15.8%	15.5%

Administration costs	471	455	4
Percent of sales	7.2%	7.5%

Licence fees and other operating income	232	171	36

Operating profit	1,516	1,397	9
Operating margin	23.1%	23.1%

Share of profit in associated companies	(69)	(54)	28
Other net financial income	156	288	(46)
Profit before tax	1,603	1,631	(2)

Net profit	1,074	1,073	0
Net profit margin	16.4%	17.7%

Other key numbers

Earnings per share (in DKK) — diluted	3.16	3.11	2

Average number of shares outstanding (million) — diluted	339.8	344.6	(1)

Depreciation, amortisation and impairment losses	380	309	23
Capital expenditure	392	466	(16)

Cash flow from operating activities	1,350	2,174	(38)
Free cash flow	886	1,707	(48)

Equity	24,048	21,829	10
Equity ratio	71.1%	69.6%
Total assets	33,838	31,382	8

Full-time employees at the end of the period	19,179	18,221	5

Stock Exchange Announcement No 27 / 2004				Page 3 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Performance

This quarterly release marks the first quarter in which Novo Nordisk reports according to International Financial Reporting Standards (IFRS). The consequences for the full year of 2004 compared to 2003 were already discussed in connection with the full-year results for 2003. To facilitate the performance evaluation in the first quarter of 2004 all relevant quarterly numbers and ratios for 2003 using IFRS have been made available in the appendices to this announcement.

EPS (diluted) grew by 2% to DKK 3.16. This growth is based on:
•	Sales growth in local currencies of 14% and of 8% measured in Danish kroner
•	Growth in total operating costs of 9%
•	An increase in licence fees and other operating income of 36%
•	Net financial income of DKK 87 million compared to DKK 234 million in 2003
•	A reduction in the tax rate from 34% to 33%
•	A reduction in the average number of shares outstanding (diluted) of 1% to 339.8 million

Sales development by segments

Sales increased by 14% measured in local currencies. Growth was realised both within the diabetes care and the biopharmaceuticals segments - primarily driven by strategically important products like NovoRapid®, NovoMix® 30, NovoSeven® and Norditropin® SimpleXx®.

Sales growth by segment	Sales by region

Regionally the sales growth was driven by all regions; especially North America, now constituting 27% of total sales, experienced strong growth.

The diabetes care segment

Sales of diabetes care products grew by 12% measured in local currencies compared to the first quarter of 2003 and by 7% measured in Danish kroner to DKK 4,544 million.

Stock Exchange Announcement No 27 / 2004				Page 4 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
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Investor Relations

Sales of insulin analogues, human insulin and insulin-related products

Sales of insulin analogues, human insulin and insulin-related products increased by 11% measured in local currencies and by 6% to DKK 4,125 million measured in Danish kroner. All regions contributed to growth both measured in local currencies and in Danish kroner.

Sales of insulin analogues increased by 94% measured in local currencies and by 83% in Danish kroner to DKK 893 million in the first quarter of 2004. Novo Nordisk’s insulin analogue market share continues to increase - now constituting almost 25% of the world market. Solid growth rates were realised in all regions with North America as the primary growth driver followed by Europe. Growth in sales of insulin analogues continues to outperform the rest of the insulin products, and sales of insulin analogues now constitute more than 20% of Novo Nordisk’s total sales of all insulin products.

At the beginning of March, Novo Nordisk’s long-acting insulin analogue, Levemir®, was launched in the first country, Switzerland, with positive initial feedback from the market.

North America
Sales in North America increased by 28% in local currencies in the first quarter of 2004 and by 11% measured in Danish kroner. The market share of insulin in North America continued to increase in the first quarter of 2004 primarily driven by both NovoLog® and NovoLog® Mix and reflecting market share gains in the retail segment. Sales of insulin analogues constituted almost half of Novo Nordisk’s total insulin sales in North America in the first quarter of 2004 compared to about one third in the first quarter of 2003.

The expansion of the US diabetes care sales force with an additional 150 sales representatives progressed during the first quarter of 2004. As of early May the new sales representatives will have completed training and commence detailing physicians. The expansion of the sales force increases Novo Nordisk’s reach and frequency and is expected to underpin the continued strong performance of the US insulin franchise.

Europe
Sales in Europe increased by 4% measured in both local currencies and in Danish kroner, reflecting limited currency impact on sales.

Growth in Europe is driven by sales of the insulin analogues NovoRapid® and NovoMix® 30, within the short-acting and premixed segments, which in total constitute some 70% of the European insulin market. The insulin analogue performance has been supported by Novo Nordisk’s portfolio of new devices - including FlexPen® which continues to gain presence in the insulin market.

In the first quarter of 2004 growth in insulin sales continued to be dampened by price-focused healthcare reforms in a number of countries. Further, as noted in connection with the full-year 2003 results, a minor increase in product inventory by wholesalers and patients was observed in a few countries towards the end of 2003 due to changes in the co-payment systems. This has impacted the sales growth negatively in the first quarter of 2004, though this effect has been partly offset by a change in Novo Nordisk’s European distribution system leading to a minor increase in wholesaler inventory levels at the end of the first quarter of 2004.

Japan & Oceania
Sales in Japan & Oceania increased by 11% in local currencies in the first quarter of 2004 and by 9% measured in Danish kroner, reflecting a minor depreciation of the Japanese yen versus Danish kroner.

Stock Exchange Announcement No 27 / 2004				Page 5 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
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Investor Relations

In Japan, NovoRapid® continued to capture market share and with the recent launch of NovoMix® 30, Novo Nordisk is the sole provider in Japan of both a rapid-acting and premixed analogue.

The market conversion towards disposable devices continues in Japan predominantly driven by the high acceptance of the innovative insulin delivery systems FlexPen® and InnoLet® provided by Novo Nordisk.

International Operations

Sales within International Operations increased by 9% in local currencies in the first quarter of 2004 and by 3% measured in Danish kroner, reflecting a depreciation of especially the Chinese CNY.

Novo Nordisk continues the roll-out of insulin analogues in markets within International Operations. Also Novo Nordisk’s insulin delivery systems continued to penetrate the markets within International Operations, as more than half of the insulin sales were sold in devices compared to around 40% in the first quarter of 2003.

Sales of oral antidiabetic products

Sales of oral antidiabetic products increased by 26% measured in local currencies. The weakening of especially the US dollar resulted in an increase in sales measured in Danish kroner of 15% to DKK 419 million. This represents growth in all regions; however, sales growth in the US was positively impacted by inventory build-up by some wholesalers during the first quarter, which has impacted sales growth positively.

The biopharmaceuticals segment

Sales within the biopharmaceuticals segment increased by 21% in local currencies compared to the first quarter of 2003 and by 13% measured in Danish kroner to DKK 2,023 million.

NovoSeven®

Sales of NovoSeven® increased by 20% in local currencies compared to the same period last year. Measured in Danish kroner sales increased by 11% to DKK 1,027 million. Sales growth for NovoSeven® was primarily driven by Europe and to a lesser extent North America.

A number of factors contributed to the NovoSeven® sales growth in the quarter. Due to the high penetration within spontaneous bleeds for congenital inhibitor patients the predominant part of the growth within the inhibitor segment has been generated by acquired haemophilia and usage of NovoSeven® in connection with elective surgery. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. Moreover, sales are perceived to have been positively affected by increased investigational use of NovoSeven®.

Finally, in Europe sales growth in the first quarter of 2004 has to some extent been affected by haemophilia patients experiencing severe bleeding episodes and hence demanding a higher than usual usage of NovoSeven®.

Sales of growth hormone therapy (Norditropin® and Norditropin® SimpleXx®)

In local currencies sales of human growth hormone products increased by 15% compared to the first quarter of 2003. Measured in Danish kroner sales increased by 10% to DKK 554 million; more than 95% of sales is now realised through sales of Norditropin® SimpleXx®, liquid growth hormone in the NordiPen® device.

Stock Exchange Announcement No 27 / 2004				Page 6 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
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Investor Relations

Sales outside Japan increased by 22% in local currencies or 18% in Danish kroner, driven by the increasing market usage of Norditropin® SimpleXx®, in Europe, North America and International Operations. Close to 70% of total growth hormone sales are realised outside Japan.

In Japan, sales measured in local currency were at the level of sales in the first quarter of 2003, whereas sales measured in Danish kroner decreased by 5%, negatively impacted by the depreciation of the Japanese yen versus the Danish krone.

Sales of other products

Sales of other products within the biopharmaceuticals segment, which predominantly consists of hormone replacement therapy (HRT) related products, grew by 30% in local currencies and by 22% in Danish kroner to DKK 442 million.

Sales growth in the first quarter of 2004 was especially positively impacted by the change in July 2003 of the US distribution set-up for Novo Nordisk’s HRT products and by the continued market penetration of the low-dose HRT products Activella® and Vagifem®. In the regions outside North America, sales decreased by 22% measured in Danish kroner, broadly in line with the contraction in the overall HRT market.

Costs, licence fees and other operating income

The cost of goods sold increased by 11% to DKK 1,851 million, leaving the gross margin at 71.8%, a decrease from 72.5% in the first quarter of 2003. This development is due to the negative impact from the lower average exchange rates for a number of the major invoicing currencies compared to the first quarter of 2003. Exclusive of currency impact gross margin continued to show a positive development reflecting continued productivity improvements and a more favourable product mix.

Total non-production-related costs increased by 8% to DKK 3,432 million - in line with the sales growth. The increase in non-production-related costs reflects especially costs related to sales and distribution as well as research and development. Growth in sales and distribution costs for the first quarter is partly related to the increased sales force in the US, both within the diabetes care and HRT businesses.

In total, licence fees and other operating income amounted to DKK 232 million in the first quarter of 2004 compared to DKK 171 million in the same period in 2003. Total licence fees and other operating income for the first quarter of 2004 include income related to the settlement between Pfizer and Novo Nordisk related to Pfizer’s early termination of the out-licence agreement for certain HRT products in the US.

Net financials and tax

Net financials showed a net income of DKK 87 million in the first quarter of 2004 compared to DKK 234 million in the same period in 2003. Included in net financials are foreign exchange hedging gains, primarily related to the hedging of the US dollar, of DKK 138 compared to DKK 299 million in the first quarter of 2003.

The effective tax rate for 2004 was 33%, down from 34% in 2003, leading to a total tax expense of DKK 529 million in the first quarter of 2004.

Stock Exchange Announcement No 27 / 2004				Page 7 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Outlook 2004

Novo Nordisk still expects double-digit growth in sales for 2004 measured in local currencies based on the continued market penetration of the Novo Nordisk insulin analogue portfolio, combined with the expectations of increasing NovoSeven® and Norditropin® SimpleXx® sales. This level of sales growth leaves expectations for 2004 operating profit growth measured in local currencies and excluding the impact from non-recurring items in line with Novo Nordisk’s long-term target of growing operating profit by 15% p.a.

However, reflecting a more positive, though still challenging, currency environment than was the case at the time of the outlook provided in connection with the 2003 annual results announcement in February 2004, Novo Nordisk now expects sales measured in DKK to grow by close to 10% and reported operating profit to grow by around 5% in 2004. In February of 2004 operating profit for 2004 was expected to be at the same level as reported in 2003.

For 2004 Novo Nordisk now expects a net financial expense of approximately DKK 100 million. This is partly reflecting the appreciation of especially the US dollar, but also the Japanese yen, since February 2004, which reduces the expected positive impact from hedging of these currencies and partly reflecting a higher expected negative impact from Novo Nordisk’s share of profit and loss from associated companies.

For 2004 Novo Nordisk still expects the tax rate to be 33%, 1 percentage point lower than the tax rate realised in 2003.

Novo Nordisk continues to plan for capital expenditure of around DKK 3 billion in 2004. Depreciations, amortisation and impairment losses are still expected to be around DKK 1.8 billion.

The free cash flow is still expected to be around DKK 3 billion.

All of the above expectations are provided that currency exchange rates remain at the current level for the rest of 2004. All other things being equal the full-year effect of movements in key invoicing currencies will impact Novo Nordisk’s operating profit in 2004 as illustrated below.

Invoicing currency	Impact on Novo Nordisk’s operating profit in 2004 of a 5% movement in currency

USD	DKK 210 million

JPY	DKK 130 million

GBP	DKK 75 million

USD-related	DKK 50 million

Note: USD-related currencies consist of CNY, CAD, ARS, BRL, MXN, CLP, SGD, TWD, INR

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds. The current currency hedging periods for these main currencies are 14, 12 and 8 months, respectively. The financial impact from currency hedging is included in ‘Net financials’.

Research and development update

The diabetes care segment

On 27 February 2004 the European Union’s Committee for Proprietary Medicinal Products (CPMP), recommended granting marketing authorisation for Levemir® (insulin detemir), a long-acting insulin analogue for the treatment of diabetes. Following the positive opinion from

Stock Exchange Announcement No 27 / 2004				Page 8 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
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Investor Relations

CPMP, Novo Nordisk anticipates that the European Commission will issue marketing authorisation for Levemir® in the European Union within the coming months. Subsequent to the marketing authorisation Novo Nordisk still expects to launch Levemir® in key European markets in the second half of 2004.

Novo Nordisk has performed a planned 12-month interim analysis of the 24-month safety study of AERx® iDMS inhaled insulin in type 1 diabetes patients. The primary end-point of this phase 3 safety study is an assessment of the long-term pulmonary safety profile. The interim analysis showed a favourable pulmonary safety profile of AERx® iDMS with the inhaled insulin showing no adverse effect on all measures of pulmonary safety including pulmonary function tests and chest X-ray. In a basal-bolus regimen AERx® iDMS produced a similar level of overall glucose control compared to injected rapid-acting insulin analogue (NovoRapid®) over the 12-month period as measured by HbA1c. However, the meal-related plasma glucose regulation with AERx® iDMS in this type 1 population was not satisfactory compared to NovoRapid® delivered by injection. As a consequence, Novo Nordisk has decided to change the study protocol and shorten the duration of the study.

Previous short-term studies with type 2 diabetes patients have demonstrated a favourable meal-related blood glucose regulation. Novo Nordisk and its partner Aradigm Corporation will over the next few months conduct further analyses of all the clinical data within both type 1 and 2 diabetes before additional clinical studies are initiated.

In early April Novo Nordisk initiated the construction of a new facility in Kalundborg, Denmark aimed at producing liraglutide (once daily human GLP-1 analogue), a potential new Novo Nordisk product for treating people with diabetes. Novo Nordisk still expects to initiate the phase 3 programme for liraglutide in the second half of 2004.

The biopharmaceuticals segment
Results from studies during the fourth quarter of 2003 and in the first quarter of 2004 confirmed Novo Nordisk’s objective of establishing NovoSeven® as the preferred haemostatic agent for clinically significant bleedings. The objective is pursued via the NovoSeven® expansion programme from which Novo Nordisk now expects to be able to report from the phase 2 study focused at the use of NovoSeven® in connection with intracerebral haemorrhage (ICH) by mid-2004.

Further to support the objective Novo Nordisk has in the first quarter of 2004 initiated a phase 2 study focused on the use of NovoSeven® in connection with variceal bleeding in patients with advanced cirrhosis. The study is planned to be a 260-patient multi-centre, randomised, double-blind placebo-controlled trial running in Europe and Asia and is set up on the back of the findings from the completed phase 2 study focused at upper gastrointestinal bleedings in cirrhotic patients. The company has decided to discontinue the current stem cell transplantation study due to slower than anticipated patient enrolment. Novo Nordisk is currently considering alternative study designs within chemotherapy-induced bleedings.

Following the successful completion of a phase 2 study focusing on the use of NovoSeven® in connection with trauma, Novo Nordisk is aiming at starting a follow-up pivotal phase 3 study towards the end of the year. A study focusing on the use of NovoSeven® in connection with spinal surgery will also start later this year.

The development project Active Site Inhibited Seven (ASIS) for treatment of Acute Respiratory Distress Syndrome (ARDS) has been discontinued due to an unfavourable risk/benefit profile observed in an exploratory phase 2a trial. Other areas of the use of ASIS are being evaluated.

Stock Exchange Announcement No 27 / 2004				Page 9 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

The phase 2 study on the use of human growth hormone in complicated fractures has been completed. The study showed a significant acceleration of fracture healing and Novo Nordisk is currently evaluating further development within this area.

Equity

Total equity were DKK 24,048 million at the end of the first quarter of 2004, equalling 71.1% of total assets, compared to 72.0% at the end of 2003. Please refer to appendix 5 for further elaboration hereof.

To provide Novo Nordisk with additional financial flexibility Moody’s and Standard & Poor’s have been requested to perform a credit rating of Novo Nordisk. The rating from Moody’s is “A2 with stable outlook” whereas the rating from S&P is “A minus with positive outlook”. Novo Nordisk has no immediate plans to make use of the credit ratings through issuance of capital market products.

Holding of own shares

At the end of the first quarter of 2004, Novo Nordisk A/S and its wholly-owned affiliates owned 16,450,865 of its own B shares corresponding to 4.64% of the total share capital.

Share repurchase programme

In order to align the capital structure with the expected positive development in free cash flow, a new share repurchase programme of DKK 5 billion has been approved by the Board of Directors of which shares worth around DKK 2 billion are expected to be repurchased in 2004. The repurchased shares will be kept as treasury shares. In accordance with Novo Nordisk’s accounting policies, the value of the repurchased shares will be written off against equity. A corresponding reduction will be made in ‘number of shares outstanding’ used in the calculation of Novo Nordisk’s financial ratios.

Sustainable development

To support the implementation of non-discrimination and diversity management the ‘Novo Nordisk Guidelines on Equal Opportunities’ have been developed. A Code of Conduct targeted at employees has been developed to affirm Novo Nordisk’s commitment to ensuring a working environment free of discrimination and harassment.

Novo Nordisk has received the European Sustainability Report Award 2003 for its 2002 Sustainability Report. The award is given by the national associations of state-chartered accountants in 15 countries and has existed since 1996. This is the sixth time that it was given to Novo Nordisk.

Conference call details

At 14:00 CET today, corresponding to 8:00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors - Conference call’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Stock Exchange Announcement No 27 / 2004				Page 10 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company’s Form 20-F, which was filed on 27 February 2004. Please also refer to the section ‘Management of risk in Novo Nordisk’ in the Annual Financial Report 2003. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Bagsværd, 30 April 2004 The Board of Directors

Financial calendar

11 August 2004	— Financial statement for the first half of 2004
27 October 2004	— Financial statement for the first nine month of 2004
28 January 2005	— Financial statement for 2004

Contacts for further information

Media:	Investors:

Outside North America:	Outside North America:
Mike Rulis	Peter Haahr
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4442 1207
e-mail: mike@novonordisk.com	e-mail: pehr@novonordisk.com

Palle Holm Olesen
Tel (direct): (+45) 4442 6175
e-mail: phoo@novonordisk.com

In North America:	In North America:
Susan T Jackson	Christian Kanstrup
Tel (direct): (+1) 609 919 7776e-mail: stja@novonordisk.com	Tel (direct): (+1) 609 919 7937e-mail: cka@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement No 27 / 2004				Page 11 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Appendix 1:

As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The accounting policies used in appendix 1 as well as all other appendices in this interim report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section ‘Adoption of IFRS in 2004’ in the Annual Financial Report 2003, which describes the changes from the historically applied Danish GAAP to IFRS.

The Novo Nordisk Group
Consolidated income statement

	2004	2003
DKK million	Q1	Q1

Sales	6,567	6,056
Cost of goods sold	1,851	1,666

Gross profit	4,716	4,390

Sales and distribution costs	1,926	1,772
Research and development costs	1,035	937
Administrative expenses	471	455
Licence fees and other operating income (net)	232	171

Operating profit	1,516	1,397

Share of profit in associated R&D companies	(38)	(63)
Share of profit in other associated companies	(31)	9
Financial income	178	421
Financial expenses	22	133

Profit before taxation	1,603	1,631

Income taxes	529	558

NET PROFIT	1,074	1,073

Earnings per share (DKK)	3.18	3.12
Earnings per share diluted (DKK)	3.16	3.11

Segment sales:
Diabetes care	4,544	4,265
Biopharmaceuticals	2,023	1,791

Segment operating profit:
Diabetes care	693	691
Biopharmaceuticals	823*	706

*	Operating profit for Biopharmaceuticals in the first quarter of 2004 includes income related to the settlement between Pfizer and Novo Nordisk related to Pfizer’s early termination of the out-licence agreement for certain HRT products in the US.

Stock Exchange Announcement No 27 / 2004				Page 12 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
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Appendix 2:

The Novo Nordisk Group
Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

	2004	2003				% change Q1 2003 - Q1 2004
	Q1	Q4	Q3	Q2	Q1

Sales	6,567	7,158	6,655	6,477	6,056	8%

Gross profit	4,716	5,031	4,847	4,677	4,390	7%
Gross margin	71.8%	70.3%	72.8%	72.2%	72.5%

Sales and distribution costs	1,926	2,097	1,880	1,854	1,772	9%
Percent of sales	29.3%	29.3%	28.2%	28.6%	29.3%
Research and development costs	1,035	1,125	1,012	969	937	10%
Percent of sales	15.8%	15.7%	15.2%	15.0%	15.5%
Administrative expenses	471	482	485	415	455	4%
Percent of sales	7.2%	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	232	423	216	226	171	36%

Operating profit	1,516	1,750	1,686	1,665	1,397	9%
Operating margin	23.1%	24.4%	25.3%	25.7%	23.1%

Net financials	87	406	27	287	234	-63%
Profit before taxation	1,603	2,156	1,713	1,952	1,631	-2%

Net profit	1,074	1,413	1,128	1,288	1,073	0%

Depreciation, amortisation and impairment losses	380	553	363	356	309	23%
Capital expenditure	392	934	383	519	466	-16%

Cash flow from operating activities	1,350	221	2,317	1,437	2,174	-38%
Free cash flow	886	(703)	1,932	910	1,707	-48%

Equity	24,048	24,887	23,700	22,807	21,829	10%
Total assets	33,838	34,564	35,140	33,103	31,382	8%
Equity ratio	71.1%	72.0%	67.4%	68.9%	69.6%

Full-time employees at the end of the period	19,179	18,756	18,664	18,465	18,221	5%

Diluted earnings per share (in DKK)*	3.16	4.17	3.31	3.76	3.11	2%

Average number of shares outstanding (million)*
- used for diluted earnings per share	339.8	339.1	340.7	342.0	344.6	-1%

Sales by business segments:
Insulin analogues	893	796	711	576	488	83%
Human insulin and insulin-related sales	3,232	3,963	3,554	3,666	3,414	-5%
Oral antidiabetic products (OAD)	419	390	387	300	363	15%
Diabetes care total	4,544	5,149	4,652	4,542	4,265	7%

NovoSeven®	1,027	940	1,010	996	925	11%
Growth hormone therapy	554	588	520	537	503	10%
Hormone replacement therapy	342	399	361	292	279	23%
Other products	100	82	112	110	84	19%
Biopharmaceuticals total	2,023	2,009	2,003	1,935	1,791	13%

Sales by geographic segments:
Europe	2,894	3,165	2,920	2,935	2,723	6%
North America	1,769	1,618	1,674	1,501	1,566	13%
International Operations	980	1,234	1,027	1,058	910	8%
Japan & Oceania	924	1,141	1,034	983	857	8%

Segment operating profit:
Diabetes care	693	966	755	784	691	0%
Biopharmaceuticals	823	784	931	881	706	17%

*)	For Q1 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with anexercise price below current market value, have been based on an average number of shares of 339,826,027.

Stock Exchange Announcement No 27 / 2004				Page 13 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Appendix 3:

The Novo Nordisk Group
Quarterly numbers in EUR
(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

	2004	2003				% change Q1 2003 - Q1 2004
	Q1	Q4	Q3	Q2	Q1

Sales	882	957	896	872	815	8%

Gross profit	633	673	652	630	591	7%
Gross margin	71.8%	70.3%	72.8%	72.2%	72.5%

Sales and distribution costs	259	281	253	250	238	9%
Percent of sales	29.3%	29.3%	28.2%	28.6%	29.3%
Research and development costs	139	150	136	131	126	10%
Percent of sales	15.8%	15.7%	15.2%	15.0%	15.5%
Administrative expenses	62	64	66	55	62	4%
Percent of sales	7.2%	6.7%	7.3%	6.4%	7.5%
Licence fees and other operating income (net)	31	56	30	30	23	36%

Operating profit	204	234	227	224	188	9%
Operating margin	23.1%	24.4%	25.3%	25.7%	23.1%

Net financials	11	54	4	38	32	-63%
Profit before taxation	215	288	231	262	220	-2%

Net profit	144	189	152	174	144	0%

Depreciation, amortisation and impairment losses	51	74	48	48	42	23%
Capital expenditure	53	125	51	70	63	-16%

Cash flow from operating activities	181	28	312	193	293	-38%
Free cash flow	119	(96)	260	123	230	-48%

Equity	3,230	3,343	3,192	3,070	2,939	10%
Total assets	4,545	4,643	4,732	4,455	4,226	8%
Equity ratio	71.1%	72.0%	67.4%	68.9%	69.6%

Full-time employees at the end of the period	19,179	18,756	18,664	18,465	18,221	5%

Diluted earnings per share (in EUR)*	0.42	0.56	0.45	0.50	0.42	2%

Average number of shares outstanding (million)*
- used for diluted earnings per share	339.8	339.1	340.7	342.0	344.6	-1%

Sales by business segments:
Insulin analogues	120	106	96	77	66	83%
Human insulin and insulin-related sales	435	529	479	494	459	-5%
Oral antidiabetic products (OAD)	56	53	52	40	49	15%
Diabetes care total	611	688	627	611	574	7%

NovoSeven®	138	125	136	135	124	11%
Growth hormone therapy	74	79	70	72	68	10%
Hormone replacement therapy	46	54	48	39	38	23%
Other products	13	11	15	15	11	19%
Biopharmaceuticals total	271	269	269	261	241	13%

Sales by geographic segments:
Europe	389	422	394	394	367	6%
North America	237	217	225	202	211	13%
International Operations	132	165	138	143	122	8%
Japan & Oceania	124	153	139	133	115	8%

Segment operating profit:
Diabetes care	93	129	101	106	93	0%
Biopharmaceuticals	111	105	126	118	95	17%

*)	For Q1 2004 diluted earnings per share/ADR of a nominal value of DKK 2, which include options on Novo Nordisk’s treasury shares with an exercise price below current market value, have been based on an average number of shares of 339,826,027.

Stock Exchange Announcement No 27 / 2004				Page 14 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Appendix 4:

The Novo Nordisk Group
Consolidated balance sheet

DKK million	31 Mar 2004	31 Dec 2003

ASSETS

Long-term assets
Intangible assets	346	331
Property, plant and equipment	16,403	16,342
Investments in associated companies	991	1,040
Deferred tax assets	702	579
Long-term financial assets	111	80
TOTAL LONG-TERM ASSETS	18,553	18,372

Current assets
Inventories	6,816	6,531
Trade receivables	3,768	3,785
Tax receivables	403	134
Other receivables	1,961	2,652
Marketable securities	832	1,828
Cash at bank and in hand	1,505	1,262
TOTAL CURRENT ASSETS	15,285	16,192

TOTAL ASSETS	33,838	34,564

EQUITY AND LIABILITIES

Share capital	709	709
Treasury shares	(33)	(33)
Share premium account	2,565	2,565
Retained earnings	20,640	21,037
Other comprehensive income	167	609

TOTAL EQUITY	24,048	24,887

Long-term liabilities
Long-term debt	772	753
Deferred tax liabilities	1,705	1,610
Provision for pensions	270	222
Other long-term provisions	58	60

Total long-term liabilities	2,805	2,645

Current liabilities
Short-term debt	794	975
Trade payables	699	1,008
Tax payables	277	643
Other current liabilities	4,071	3,366
Other short-term provisions	1,144	1,040

Total current liabilities	6,985	7,032

TOTAL LIABILITIES	9,790	9,677

TOTAL EQUITY AND LIABILITIES	33,838	34,564

Stock Exchange Announcement No 27 / 2004				Page 15 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Appendix 5:

The Novo Nordisk Group
Consolidated statement of changes in equity

					Other comprehensive income
DKK million	Share capital	Treasury shares	Share premium account	Retained earnings	Exchange rate adjustments	Deferred gain/loss on cash flow hedges	Other adjust-ments	Total

Q1 2004

Balance at the beginning of the year	709	(33)	2,565	21,037	33	513	63	24,887

Net profit for the period				1,074				1,074
Sale of treasury shares		-		17				17
Dividends declared				(1,488)				(1,488)
Exchange rate adjustment of investments in subsidiaries					(20)			(20)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(513)		(513)
Deferred gain/(loss) on cash flow hedges at the end of the period						92		92
Other adjustments							(1)	(1)

Balance at the end of the period	709	(33)	2,565	20,640	13	92	62	24,048

Q1 2003

Balance at the beginning of the year	709	(19)	2,565	18,968	27	391	(45)	22,596

Net profit for the period				1,073				1,073
Purchase of treasury shares		(6)		(590)				(596)
Sale of treasury shares				1				1
Dividends declared				(1,233)				(1,233)
Exchange rate adjustment of investments in subsidiaries					(13)			(13)
Reversal of deferred (gain)/loss on cash flow hedges at the beginning of the year						(391)		(391)
Deferred gain/(loss) on cash flow hedges at the end of the period						394		394
Other adjustments							(2)	(2)

Balance at the end of the period	709	(25)	2,565	18,219	14	394	(47)	21,829

Stock Exchange Announcement No 27 / 2004				Page 16 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Appendix 6:

The Novo Nordisk Group
Condensed consolidated statements of cash flow and financial resources

DKK million	Q1 2004	Q1 2003

Net profit	1,074	1,073

Net reversals with no effect on cash flow	1,191	896
Income taxes paid and net interest received	(1,085)	(322)

Cash flow before change in working capital	1,180	1,647

Net change in working capital	170	527

Cash flow from operating activities	1,350	2,174

Net investments in intangible assets and long-term financial assets	(72)	(1)
Capital expenditure for property, plant and equipment	(392)	(466)
Net change in marketable securities (>3 months)	1,002	2

Total cash flow from investing activities	538	(465)

Cash flow from financing activities	(1,506)	(1,825)

NET CASH FLOW	382	(116)

Unrealised gain/(loss) on exchange rates in cash and cash equivalents	4	(12)

Net change in cash and cash equivalents	386	(128)

Cash and cash equivalents at the beginning of the year	841	919

Cash and cash equivalents at the end of the period	1,227	791

Undrawn committed credit facilities	5,722	9,121

FINANCIAL RESOURCES AT THE END OF THE PERIOD	6,949	9,912

FREE CASH FLOW*	886	1,707

*)	Cash flow from operating activities + Cash flow from investing activities - Net change in marketable securities (>3 months)

Stock Exchange Announcement No 27 / 2004				Page 17 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations

Appendix 7:

The Novo Nordisk Group
Reconciliations of Danish GAAP to IFRS

Accounting policies
This unaudited interim financial report has been prepared in accordance with International Accounting Standard 34 on Interim Financial Reporting.
As of 1 January 2004, the accounting policies have been changed to comply with International Financial Reporting Standards (IFRS). The date of transition is 1 January 2002. The accounting policies used in this interim financial report are consistent with those used in the Annual Financial Report 2003 except for the changes described in the section ‘Adoption of IFRS in 2004’ in the Annual Financial report 2003, which describes the changes from the historically applied Danish GAAP to IFRS. In this interim financial report the presentation and accounting terminology comply with IFRS.
The reconciliation items in the tables below refer to descriptions of the changes in accounting policies due to IFRS adoption mentioned in the section ‘Adoption of IFRS in 2004’ in the Annual Financial Report 2003.

Effect of IFRS adoption for the quarterly financial reporting in 2003

DKK Million	Q1	Q2	Q3	Q4

Operating profit — Danish GAAP	1,320	1,619	1,636	1,809
Accounting for associated R&D companies — reclass. of share of profit or loss	40	36	40	31
Accounting for associated R&D companies — reclass. of capital (gain)/loss	18	-	-	(103)
Provisions for pensions	9	-	1	-
Borrowing costs — depreciation	10	9	9	10
Other	-	1	-	3
Operating profit — IFRS	1,397	1,665	1,686	1,750

Net profit — Danish GAAP	1,091	1,286	1,130	1,351
Accounting for associated R&D companies	(5)	(5)	(5)	6
Market value of currency options	(15)	17	(13)	41
Provisions for pensions	5	-	1	-
Borrowing costs — depreciation	10	9	9	10
Borrowing costs — interest expenses as incurred	(3)	(3)	(2)	(2)
Other	(10)	(16)	8	7
Net profit — IFRS	1,073	1,288	1,128	1,413

Equity — Danish GAAP	22,158	23,159	24,037	25,224
Accounting for associated R&D companies	40	34	28	31
Market value of currency options	(16)	(23)	(18)	(35)
Provisions for pensions	(32)	(30)	(29)	(36)
Borrowing costs	(282)	(278)	(273)	(268)
Other	(39)	(55)	(45)	(29)
Equity — IFRS	21,829	22,807	23,700	24,887

Effect of IFRS adoption on net profit

DKK Million		2003	2002

Net profit — Danish GAAP		4,858	4,095
Accounting for associated R&D companies		(9)	(9)
Market value of currency options		30	50
Provisions for pensions		6	(7)
Borrowing costs — depreciation		38	39
Borrowing costs — interest expenses as incurred		(10)	(14)
Other		(11)	(10)
Net profit — IFRS		4,902	4,144

Effect of IFRS adoption on equity
		31 Dec	31 Dec	1 Jan
DKK Million		2003	2002	2002

Equity — Danish GAAP		25,224	22,928	20,137
Accounting for associated R&D companies		31	47	57
Market value of currency options		(35)	(22)	(22)
Provisions for pensions		(36)	(42)	(15)
Borrowing costs		(268)	(287)	(297)
Other		(29)	(28)	(31)
Equity — IFRS		24,887	22,596	19,829

Stock Exchange Announcement No 27 / 2004				Page 18 of 18

Novo Nordisk A/S	Novo Allé	Telephone: +45 4444 8888 Telefax: +45 4443 6633	Internet:	CVR number:
	2880 Bagsvaerd		www.novonordisk.com	24256790
Investor Relations